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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM N-8F

I.  GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

       [   ]     Merger

       [ X ]     Liquidation

       [   ]     Abandonment of Registration (Note: Abandonments of
                 Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

       [   ]     Election of status as a Business Development Company
                 (Note: Business Development Companies answer only questions
                 1 through 10 of this form and complete verification at the end of the form.)


2.     Name of fund:       Cadre Network Health Financial Services Trust

3.     Securities and Exchange Commission File No.: 811-06567

4.     Is this an initial Form N-8F or an amendment to a previously filed
       Form N-8F?

       [ X ]   Initial Application            [   ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                       905 Marconi Avenue
                       Ronkonkoma, N.Y. 11779

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                               John D. McGovern
                               905 Marconi Avenue
                               Ronkonkoma, NY 11779
                               (631) 580-6291

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17CFR 270.31a-1, .31-a-2]:

                               Cadre Financial Services, Inc.
                               905 Marconi Avenue
                               Ronkonkoma, N.Y.  11779

           NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.  Classification of fund (check only one):

           [ X ]     Management Company;

           [   ]     Unit investment trust; or

           [   ]     Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

           [ X ]     Open-end             [   ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

           California


11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Cadre Financial Services, Inc.
      905 Marconi Avenue
      Ronkonkoma, NY 11779

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      Cadre Securities, Inc.
      905 Marconi Avenue
      Ronkonkoma, NY 11779

13. If the fund is a unit investment trust ("UIT") provide:

     (a)        Depositor's name(s) and address(s):
     (b)        Trustee's name(s) and address(s):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

           [   ] Yes           [ X ] No

             If Yes, for each UIT state:

             Name(s):

             File No.: 811-

             Business Adress:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [ X ] Yes          [  ] No

           If Yes, state the date on which the board vote took place:
           May 12, 1999

           If No, explain:  All shareholders redeemed out of the fund.

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [   ] Yes         [ X ] No

           If Yes, state the date on which the shareholder vote took place:

           If No, explain:  All shareholders redeemed out of the fund.

II.  DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [ X ] Yes          [   ] No

    (a) If Yes, list the date(s) on which the fund made those distributions:

          5/1/99

    (b) Were the distributions made on the basis of net assets?

         [ X ] Yes         [   ] No

    (c) Were the distributions made pro rata based on share ownership?

         [ X ] Yes         [   ] No

    (d) If No, to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

    (e)  LIQUIDATIONS ONLY:
         Were any distributions to shareholders made in kind?

         [  ] Yes           [ X ] No

         If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

    17.  CLOSED-END FUNDS ONLY: Has the fund issued senior securities?

           [  ] Yes          [  ] No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     18. Has the fund distributed all of its assets to the fund's shareholders?

           [  ] Yes          [ X ] No

           If No,

         (a) How many shareholders does the fund have as of the date this form is filed? There are no shareholders. The fund maintains a small amount of cash for expenses accrued but not yet paid in connection with the liquidation.

         (b) Describe the relationship of each remaining shareholder to the fund:

                               N/A

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [  ] Yes          [ X ] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

     20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

           [ X ] Yes                    [  ] No

  If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

              Cash in the amount of $3,888.00

         (b)  Why has the fund retained the remaining assets?

              To pay accrued fund expenses not yet paid in connection with the fund's liquidation.

         (c)  Will the remaining assets be invested in securities?

              [  ] Yes           [ X ] No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

           [ X ] Yes                    [  ] No

           If Yes,

           (a)  Describe the type and amount of each debt or other liability:

                Legal Expenses--$3,888.00

           (b) How does the fund intend to pay these outstanding debts or other liabilities?

                The fund intends to pay expenses with cash described in
               20(a).

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

     22. (a) List the expenses incurred in connection with the Merger or
         Liquidation:

         (i)   Legal expenses:  $3,888.00

         (ii)  Accounting expenses: 0

         (iii) Other expenses (list and identify separately):0

         (iv)  Total expenses (sum of lines (i)- (iii) above): $3,888.00

     (b) How were those expenses allocated? Pro rata

     (c) Who paid those expenses? Fund will pay.

     (d) How did the fund pay for unamortized expenses (if any)?

     23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [  ] Yes          [ X ] No

           If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the applications was filed:

      V. CONCLUSION OF FUND BUSINESS

     24. Is the fund a party to any litigation or administrative proceeding?

         [  ] Yes          [ X ] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [  ] Yes          [ X ] No

         If Yes, describe the nature and extent of those activities:

     VI. MERGERS ONLY

     26. (a)   State the name of the fund surviving the merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

           The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Cadre Network Health Financial Services Trust (ii) he or she is the Chairman of the Board of Trustees of Cadre Network Health Financial Services Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                                /S/ WILLIAM T. SULLIVAN, JR.
                                                    ------------------------
                                                    William T. Sullivan, Jr.